Exhibit 99.1

ChinaCache Strengthens Corporate Governance Standards Following Special Committee Review

BEIJING, AUGUST 28, 2019 (GLOBE NEWSWIRE) -- ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that a special committee comprised of independent members of the Company’s Board of Directors (the “Special Committee”) has concluded the fact-finding portion of an internal investigation into the circumstances surrounding the arrest of the Company’s former Chief Executive Officer and Chairman, Mr. Song Wang (“Mr. Wang”), and allegations of enterprise bribery involving the Company that date back to 2014.

The Special Committee retained the law firm of Simpson Thacher & Bartlett LLP to assist in conducting this investigation.  While the Special Committee identified potential concerns relating to certain Company transactions that may indicate that improper payments were made in connection with the 2014 transaction at issue, it did not identify direct evidence indicating that Mr. Wang or any member of Company Management or the Board of Directors (the “Board”) engaged in or approved of any improper payment.  It should be noted that the Special Committee’s investigation was constrained to some extent by the passage of time, significant turnover in Company personnel since 2014 and the lack of direct access to Mr. Wang. Notwithstanding the foregoing, the Special Committee did identify weaknesses in the Company’s compliance program and recommended several improvements, including the addition of resources for compliance and internal audit functions and enhanced training.  The Board has approved the adoption of all of these recommendations and the Company has begun implementing them.

The Board also accepted the resignation of two senior managers (including one who was also a director of the Company), who did not notify the Board of the arrest of Mr. Wang until May 16, 2019.  It is the understanding of the Special Committee that during the absence of Mr. Wang, from around January 16, 2019 until May 16, 2019, the Company’s operations were managed by other members of the Company’s management team, including a member thereof who exercised certain management authority under power of attorney granted by Mr. Wang prior to his detention.

To enhance its commitment to stringent corporate governance standards, the Board was recently reconstituted by appointing three new directors. The reconstituted Board consists of two independent directors and two executive directors. The Chairman of the Board and all members of the audit, compensation, nominating and corporate governance committees are independent. In addition, the management of the Company is currently led by Mr. Bin Liu, the acting chief executive officer, who was appointed to replace Mr. Wang on May 17, 2019. The Company intends to add a third independent director to the Board in the near term to ensure that there are three independent directors on the audit committee and that a majority of the directors on the Board are independent, as required by Nasdaq Listing Rules.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services.  ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China.  With two decades of experience in developing customized solutions for China's complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications.  To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408-5686

Email: ir@chinacache.com